Exhibit 99.1

Qihoo 360 Announces Authorization for Share Repurchase

BEIJING, January 5, 2012 /PRNewswire-Asia/ — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China as measured by active user base, today announced that its Board of Directors has authorized the repurchase of up to US$50 million of the Company’s American Depositary Shares. The share repurchases are currently expected to be made through open market purchases or privately negotiated transactions as market conditions warrant, at prices the Company deems appropriate, and in accordance with the Securities and Exchange Commission requirements. The share repurchase will be funded with the Company’s existing cash reserves and ongoing cash flow. The Company had US$319 million cash and cash equivalent on its balance sheet as of September 30, 2011.

Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360, commented, “We believe the authorized share repurchase is in the best interests of our shareholders and represents an effective use of our cash. We expect to continue to generate cash from operations that will help us fund our ongoing business expansion. We remain confident in our current business strategy and our near and long-term growth prospects.”

About Qihoo 360

Qihoo 360 Technology Co. Ltd. is a leading internet company in China as measured by its active user base. The Company is also the leading provider of internet and mobile security solutions in China as measured by its active smartphone user base. Qihoo 360 also provides users with secure access points to the internet via its market leading web browsers and application stores. The Company has built one of the largest internet open platforms in China. Qihoo 360 monetizes its massive user base primarily through online advertising and through internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.
Tel: +86 10-5878-1574
E-mail: ir@360.cn

Christensen
Mr. Christian Arnell
Tel: +86 10-5826-4939
E-mail: carnell@ChristensenIR.com